SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Mullen Automotive Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62526P109

(CUSIP Number)

November 5, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☑      Rule 13d-1(c)

☐      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62526P109	13G	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,571,919*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,571,919*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,571,919*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90%**
12	TYPE OF REPORTING PERSON CO

*  Represents (i) 398,459 shares of common stock issuable upon conversion of 398,459 shares of Series C Preferred Stock currently owned, (ii) 1,086,459 shares of common stock issuable upon exercise of warrants currently owned, (iii) 796,918 shares of common stock issuable upon conversion of 796,918 shares of Series C Preferred Stock that we have the right to purchase until November 5, 2022, and (iv) 290,083 shares of common stock issuable upon exercise of warrants we have the right to purchase until November 5, 2022. Does not include an additional 1,882,835 shares of common stock issuable upon exercise of warrants we have the right to purchase until November 5, 2022, as the warrants may not be exercised to the extent that such exercise would cause the reporting person and its affiliates to beneficially own more than 9.90% of the Issuer’s then outstanding common stock (the “Beneficial Ownership Limitation”).

** Based upon 23,407,067 shares of common stock issued and outstanding on November 15, 2021 as provided by the Issuer and assumes conversion of shares of Series C Preferred Stock and exercise of the warrants by the reporting person up to the Beneficial Ownership Limitation. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 62526P109	13G	Page 3 of 6

Item 1(a).	Name of Issuer.

The name of the issuer is Mullen Automotive Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 1405 Pioneer Street, Brea, California 92821.

Item 2(a).	Name of Person Filing.

This statement is filed by Ault Global Holdings, Inc. (the “Reporting Person”) with respect to the shares of common stock of the Company.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

Item 2(c).	Citizenship.

The Reporting Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number.

62526P109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 62526P109	13G	Page 4 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of November 17, 2021, the Reporting Person beneficially owned 2,571,919 shares of common stock.*

* Represents (i) 398,459 shares of common stock issuable upon conversion of 398,459 shares of Series C Preferred Stock currently owned, (ii) 1,086,459 shares of common stock issuable upon exercise of warrants currently owned, (iii) 796,918 shares of common stock issuable upon conversion of 796,918 shares of Series C Preferred Stock that we have the right to purchase until November 5, 2022, and (iv) 290,083 shares of common stock issuable upon exercise of warrants we have the right to purchase until November 5, 2022. Does not include an additional 1,882,835 shares of common stock issuable upon exercise of warrants we have the right to purchase until November 5, 2022, as the warrants may not be exercised to the extent that such exercise would cause the reporting person and its affiliates to beneficially own more than 9.90% of the Issuer’s then outstanding common stock (the “Beneficial Ownership Limitation”).

(b)	Percent of class:

9.90%**

** Based upon 23,407,067 shares of common stock issued and outstanding on November 15, 2021 as provided by the Issuer and assumes conversion of shares of Series C Preferred Stock and exercise of the warrants by the reporting person up to the Beneficial Ownership Limitation. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,571,919

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,571,919

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 62526P109	13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 62526P109	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ MILTON C. AULT, III
Name: Milton C. Ault, III
Title: Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ DAVID J. KATZOFF
Name: David J. Katzoff
Title: Manager

Exhibit 99.1

Identification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company

Digital Power Lending, LLC is a wholly owned subsidiary of Ault Global Holdings, Inc.